UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the Fiscal Year ended July 31, 2001

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission file number 001-04129

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

Zale Corporation Savings and Investment Plan

Financial Statements as of July 31, 2001 and 2000,
And Supplemental Schedules as of July 31, 2001

Together with Report of Independent Public Accountants

Report of Independent Public Accountants

To the Trustees of
Zale Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Zale Corporation Savings and Investment Plan (the “Plan”) as of July 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of July 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Nonexempt Transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Dallas, Texas,
   January 23, 2002

Zale Corporation Savings and Investment Plan

Index

Page(s)

Statements of Net Assets Available for Plan Benefits as of July 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended July 31, 2001 and 2000	3
Notes to Financial Statements	4 - 10
SUPPLEMENTAL SCHEDULES:
Schedule H, Part IV, Line 4i — Schedule of Assets Held for Investment Purposes as of July 31, 2001	11
Schedule G, Part III — Schedule of Nonexempt Transactions For the year ended July 31, 2001	12

Zale Corporation Savings and Investment Plan

Statements of Net Assets Available for Plan Benefits
As of July 31, 2001 and 2000

	2001	2000

ASSETS:
Investments, at fair market value-
Cash and Short Term Investments	$705,053	$3,218,585
Common Stock Mutual Funds	39,519,193	45,178,134
Bond Mutual Funds	7,643,262	6,546,022
Government Securities Mutual Funds	12,079,517	9,728,740
Zale Corporation Common Stock	15,322,590	14,425,218
Participants’ loans	3,185,078	2,811,606

Total investments	78,454,693	81,908,305

Receivables-
Employer’s contributions	35,229	311,951
Participants’ contributions	—	289,575
Other receivables	62,717	34,595

Total receivables	97,946	636,121

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$78,552,639	$82,544,426

The accompanying notes are an integral part of these financial statements.

Zale Corporation Savings and Investment Plan

Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended July 31, 2001 and 2000

	2001	2000

INCREASES IN NET ASSETS:
Investment income-
Net appreciation in fair value of investments	$—	$1,672,660
Interest and dividends	5,651,443	4,784,325

	5,651,443	6,456,985

Contributions-
Employer	3,851,747	2,907,923
Participants	7,168,699	7,360,982
Rollovers	349,300	126,170

	11,369,746	10,395,075

Total increases in net assets	17,021,189	16,852,060

DECREASES IN NET ASSETS:
Net depreciation in fair value of assets	11,986,828	—
Payments to participants and beneficiaries	9,026,148	10,533,412

Total decreases in net assets	21,012,976	10,533,412

NET (DECREASE) INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	(3,991,787)	6,318,648
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year	82,544,426	76,225,778

NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year	$78,552,639	$82,544,426

The accompanying notes are an integral part of these financial statements.

ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND 2000

1. Description of Plan:

The Zale Corporation Savings and Investment Plan (the “Plan”) is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Employees are eligible to participate in the Plan on the first day of the month following the later of the date the employee reaches age 21 or the date on which the employee completes one year of service. One year of service is defined by the Plan as 1,000 or more hours of service completed in a 12-month period beginning on date of employment with the Company or an anniversary of the employment date. Employees covered under a collective bargaining agreement and certain nonresident aliens are excluded from participation. (See Note 7, Plan Amendments.)

Employee Contributions

Under the Plan, participants are permitted to voluntarily contribute, on a pretax basis, from 1% to 15% of their annual earnings to their Employee 401(k) Contribution Account. All participants are subject to Internal Revenue Service (“IRS”) limitations on these contributions. The maximum amount a participant can contribute under this limitation is $10,500 for each calendar year 2001 and 2000.

Employer Contributions

The Plan provides that Zale Corporation (the “Company”) make matching contributions (“Employer 401(k) Matching Contributions”) to each eligible participant who voluntarily contributes to the Plan. On a monthly basis, the Company matches one dollar in Zale Corporation Common Stock for every dollar contributed by participants up to 4% of the participant’s annual compensation, subject to IRS limitations. The Company recently amended the Plan to reduce the matching contribution effective March 1, 2002, to 50% of the first 4% of annual compensation of each participant contributed to the Plan as a salary deferral contribution. Matching contributions are made in Zale Corporation Common Stock, subject to IRS limitations. A participant must be employed on the last day of the plan year (July 31) to receive this contribution. (A participant who retires after age 65, dies or becomes disabled during the plan year will also be entitled to a matching contribution if the participant has contributed to the Plan during the plan year. (Through July 1998, the Company made discretionary profit sharing contributions to the Plan. (See Note 7, Plan Amendments.))

Investment Options

Upon enrollment in the Plan, participants may direct contributions in whole percentage increments to the following investment options:

1)	Bond Investment Option	Invests primarily in domestic fixed income securities such as corporate bonds, U.S. government securities, certificates of deposit, commercial paper, and other fixed income securities.

ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND 2000

2)	Growth and Income Investment Option	Invests in domestic and international common stocks, other equity securities, corporate and government bonds, and short-term cash equivalents.

3)	Growth Investment Option	Invests primarily in domestic common stocks and other equity securities, with a smaller allocation to international securities.

4)	Aggressive Growth Investment Option	Invests primarily in common stocks and other equity securities of small, rapidly-growing companies and also larger companies with strong growth potential. This option invests in both domestic and international securities.

5)	Global Investment Option	Invests primarily in common stocks and other equity securities of companies based both within and outside of the United States.

6)	Zale Corporation Common Stock	Participants may directly invest up to 25% of their salary deferral contributions in Zale Corporation Common Stock.

Participants may change their investment options daily. After initial contributions participants may reallocate investments in these investment options. Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective investment programs of the Plan.

Loan Provisions

The Plan allows eligible participants to borrow from their Employee 401(k) Contribution and Rollover Accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime commercial lending rate at the time the loan is made plus 2%, as determined by the Plan Committee (the “Committee”). Interest rates ranged between 8.75% and 11.5% for loans established during the plan year ended July 31, 2001. Principal and interest are paid ratably through bi-weekly payroll deductions.

ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND 2000

Vesting

A participant is automatically fully vested in employee contributions and Employer 401(k) Matching Contributions plus actual earnings thereon. (Prior to August 1, 1999, participants became fully vested in the Employer 401(k) Matching Contributions after three years of service). (See Note 7, Plan Amendments.) Through July 1998, the Company also made discretionary profit sharing contributions to the Plan. Participants vest in employer discretionary profit sharing contributions and earnings thereon as follows:

Vested Percent of
Years of Active Service	Profit Sharing Contributions

Less than 3 years	0
3 years	20
4 years	40
5 years	60
6 years	80
7 or more years	100

For the purpose of this schedule, a Year of Service means a year from August 1 to July 31 during which a participant works at least 1,000 hours of service. Additionally, full vesting occurs upon a participant’s death, full and permanent disability, or retirement after age 65 with five years of participation. Participants are eligible to receive their vested interests in the Plan upon termination from the Company.

Distributions and Withdrawals

Upon retirement, a participant may withdraw the full value of his or her account in a single, lump-sum distribution or a direct rollover to an IRA. Upon termination of employment, a participant may withdraw the full value of his or her account, or if a participant’s vested account is at least $5,000 the participant may leave the balance in the Plan until normal retirement age. Distribution of the participant’s entire balance also becomes due upon death or total disability. Participants may make hardship withdrawals from their Employee 401(k) Contributions and earnings thereon or Employer Discretionary Profit Sharing Contributions and earnings thereon (but not Employer 401(k) Matching Contributions) at specific times, subject to certain safe harbor restrictions.

Forfeited Accounts

Forfeited accounts may be used to reduce future employer contributions. Beginning March 1, 2002, the forfeitures may also be used to pay plan administrative expenses. For the plan years ended July 31, 2001 and 2000, forfeited nonvested accounts were approximately $171,000 and $896,000, respectively. Of those forfeited accounts, approximately $171,000 and $891,000, respectively, were used to reduce employer contributions in accordance with the plan document.

ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND 2000

Tax Status

The Plan has received a favorable determination letter dated January 12, 1995, from the IRS stating that the Plan and the related trust are designed in accordance with the applicable provisions of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the letter; however, the Company and the Plan’s tax counsel believe the Plan is designed and continues to operate in accordance with the provisions of the Code. The Plan will submit an application for a new determination letter in fiscal 2002.

Plan Administration

The Plan is administered by the Committee which is appointed by the Company’s Board of Directors (the “Board”) or Chief Executive Officer. Effective May 1, 1998, the Company retained the services of State Street Bank as the trustee of the Plan and PricewaterhouseCoopers Unifi Network as the plan recordkeeper. Additionally, the Committee retains the services of Capital Research & Consulting, an investment advisory firm, to monitor fund performances.

2. Amendment or Termination of the Plan:

The Company’s Board has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion. If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant’s account would be 100% vested and distributed under the direction of the plan committee. The Board has no intention to terminate the Plan.

3. Summary of Significant Accounting Policies:

Basis of Accounting

The Plan uses the accrual method of accounting. The classifications in use at July 31, 2001, have been applied to the financial statements for July 31, 2000. Certain prior year amounts have been reclassified to conform to current year presentation.

Investment Valuation and Income Recognition

Investments in mutual fund securities and the Company’s common stock are valued at fair market value based on quoted market prices as of the Plan’s year-end. Purchases and sales of securities are recorded on a trade-date basis. The Plan offers six investment options. These investment options are: Bond Investment, Growth and Income Investment, Growth Investment, Aggressive Growth Investment, Global Investment, and direct investments of up to 25% of a participants retirement plan assets in Zale Corporation Common Stock. (See Note 1 for detail of investment options.)

Gains and losses on investments are calculated based on the difference between the fair market value of the investments as of the beginning of the year, or purchase price if purchased during the year, and the fair market value of the investment as of the end of the year, or the selling price if sold during the year. Such amounts are shown as net depreciation or appreciation in these financial statements.

ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND 2000

Administration Expenses

The Plan has a revenue sharing agreement with the Plan’s mutual funds and recordkeeper involving Sub Transfer Agent and 12b-1 revenues. Sub Transfer Agent revenues and 12b-1 revenues are deposited directly to the Plan. Most administrative expenses related to the Plan’s investments are paid by the Plan and are offset by the Sub Transfer Agent and 12b-1 revenues. It is the intention of the Company to reimburse the Plan for any administrative expenses not covered by Sub Transfer Agent, 12b-1 revenues, and forfeitures. For the plan year ended July 31, 2001, all expenses for the Plan were covered by funds received under the revenue sharing agreement. Expenses for the Plan not covered by the funds received under the revenue sharing agreement for the plan year ended July 31, 2000, were approximately $336,000.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan provides for certain investments that are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Payment of Benefits

Payments to participants and beneficiaries are recorded when paid.

4. Reconciliation of Financial Statements to Form 5500:

At July 31, 2001 and 2000, the Plan had not paid $0 and $244,713, respectively, of benefits to participants who had requested distribution prior to year-end. In accordance with accounting principles generally accepted in the United States, these amounts are not included in liabilities in the accompanying statements of net assets available for plan benefits at July 31, 2001 and 2000.

The following is a reconciliation of net assets available for benefits per the financial statements and the Form 5500:

	2001	2000

Net assets available for plan benefits per the financial statements	$78,552,639	$82,544,426
Amounts allocated to withdrawing participants	—	(244,713)

Net assets available for plan benefits per the Form 5500	$78,552,639	$82,299,713

ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND 2000

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

2001

Payments to participants and beneficiaries per the financial statements	$9,026,148
Amounts allocated to withdrawing participants at end of period	—
Less- Amounts allocated to withdrawing participants at beginning of period	(244,713)

Distributions to participants per the Form 5500	$8,781,435

5. Investments:

The following investments are greater than 5% of ending net assets as of July 31, 2001 and 2000:

	2001	2000

Franklin Custodian U.S. Gov. Securities Fund	$4,014,640	$—
Income Fund of America	4,268,172	—
AIM FDS Group Balanced Fund	4,065,259	—
MFS Total Return Fund	4,072,291	—
Putnam Asset Allocation Fund	4,067,181	—
Zale Corporation Common Stock	15,322,590	14,425,218
Davis NY Venture Fund	—	4,700,466
Franklin Small Capital Growth Fund	—	5,136,131
Franklin California Growth Fund	—	5,164,484
MFS Research Fund	—	4,858,578

For the plan years ended July 31, 2001 and 2000, the plan investments’ net appreciation (depreciation) in the fair value of investments is as follows:

	2001	2000

Bond Investment Option	$(19,138)	$(319,781)
Growth and Income Investment Option	(1,049,049)	(2,208,851)
Growth Investment Option	(1,965,556)	(914,028)
Aggressive Growth Investment Option	(6,348,507)	5,708,320
Global Investment Option	(1,184,470)	257,816
Zale Corporation Common Stock	(1,420,108)	(850,816)

	$(11,986,828)	$1,672,660

ZALE CORPORATION SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
JULY 31, 2001 AND 2000

As of July 31, 2001 and 2000, the Plan did not directly invest in any derivative financial instruments; however, the Bond Investment Option, Growth and Income Investment Option, Aggressive Growth Investment Option and the Global Investment Option held by the Plan include mutual funds that invest in derivative financial instruments. As described in the investments’ prospectuses, futures, forwards and options are used only for the purpose of managing the funds’ exposure to stock and bond markets and to fluctuations in interest rates and currency values. The derivative instruments in these investment options are immaterial to total plan assets.

6. Related-Party Transactions:

During 2001 and 2000, State Street Bank managed certain plan investments. State Street Bank served as the trustee as defined by the Plan; therefore, the transactions qualify as exempt party-in-interest transactions.

7. Plan Amendments:

Effective August 1, 1999, the Plan was amended to eliminate the 1,000 hours service requirement after the initial year, and the requirement of employment on the last day of the plan year for participants to be eligible to receive Employer 401(k) Matching Contributions. Employer 401(k) Matching Contributions are funded monthly and participants will immediately vest 100%. Active participants as of August 1, 2000, are fully vested in prior unvested Employer 401(k) Matching Contributions.

Effective March 1, 2002, the Plan was amended to require employment on the last day of the plan year (July 31) to get an allocation of matching contributions, unless the participant died, retired on or after age 65, or became disabled during the year. Further, the matching contributions were reduced to 50% of the first 4% of annual compensation of each participant contributed to the Plan as a salary deferral contribution. Matching contributions are made in Zale Corporation Common Stock, subject to IRS limitations. Matching contributions after March 1, 2002, will be allocated at the end of the plan year. In addition, forfeitures may be used to pay plan administrative expenses as well as to reduce matching contributions.

8. Subsequent Events:

In September 2000, Zale Corporation purchased Piercing Pagoda Inc, which operated a voluntary investment plan. This plan was dissolved and the assets were merged into the Zale Corporation Savings and Investment Plan effective August 1, 2001. Those participants affected are now eligible to participate in the Plan.

Zale Corporation Savings and Investment Plan

Schedule H, Part IV, Line 4i — Schedule of Assets Held for Investment Purposes
As of July 31, 2001
EIN: 75-0675400
Plan #: 002

	(b)		(c)	(e)
(a)	Identity of Issuer	Shares	Description of Investment	Current Value

	SHORT-TERM INVESTMENTS/CASH:
*	State Street Bank	705,053	ST Investment Fund/Cash	$ 705,053

	MUTUAL FUNDS:		Bond Investment Option:
	Oppenheimer	377,321	Oppenheimer Ltd Term Government Fund	3,796,705
	Oppenheimer	986,716	Oppenheimer Strategic Income Fund	3,798,258
	American Funds	295,892	Bond Fund of America	3,845,004
	Franklin Templeton	585,896	Franklin Custodian U.S. Gov. Securities Fund	4,014,640

			Growth & Income Investment Option:
	American Funds	260,765	Income Fund of America	4,268,172
	AIM FDS Group	149,162	Balanced Fund	4,065,259
	Mass. Financial Services	270,934	MFS Total Return Fund	4,072,291
	Putnam Mutual Funds	398,244	Putnam Asset Allocation Fund	4,067,181

			Growth Investment Option:
	AIM FDS Group	176,995	Value Fund	2,030,012
	American Funds	86,497	Growth Fund of America	2,138,834
	Mass. Financial Services	134,972	MFS Capital Opportunities Fund	2,008,362
	American Funds	69,225	Washington Mutual Investors Fund	2,071,334

			Aggressive Growth Investment Option:
	Davis	145,098	Davis NY Venture Fund	3,765,868
	Franklin Templeton	117,923	Franklin Small Capital Growth Fund	3,737,651
	Franklin Templeton	117,514	Franklin California Growth Fund	3,823,375
	Mass. Financial Services	187,496	MFS Research Fund	3,754,063

			Global Investment Option:
	American Funds	35,048	Europacific Growth Fund	995,116
	Oppenheimer	21,048	Oppenheimer Global Fund	1,000,999
	Putnam Mutual Funds	54,811	Putnam International Growth Fund	994,671
	GAM Services	48,072	GAM International Fund	994,181

*	ZALE CORPORATION	445,702	Zale Corporation Common Stock, par value $.01	15,322,590

*	PARTICIPANT LOANS	N/A	Participant loans, interest rates ranging from 8.75% — 11.5%	3,185,078

* Column (a) indicates each identified person/entity known to be a party-in-interest.

This supplemental schedule lists nonexempt transactions as of July 31, 2001, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure.

Zale Corporation Savings and Investment Plan

Schedule G, Part III — Schedule of Nonexempt Transactions
As of July 31, 2001
EIN: 75-0675400
Plan #: 002

				(i)	(j)
(a)			(h)	Current	Net Gain
Identity of	(b)	(c)	Cost of	Value of	on each
Party Involved	Relationship	Description of transactions	Asset	Asset	Transaction

Zale Corporation	Employer	Lending of funds to employer at effective rate of 11.8%	$8,892	$9,941	$1,049

Zale Corporation	Employer	Lending of funds to employer at effective rate of 0.5%	6,096	6,128	32

Zale Corporation	Employer	Lending of funds to employer at effective rate of 0.5%	10,444	10,478	34

Zale Corporation	Employer	Lending of funds to employer at effective rate of 0.3%	5,489	5,507	18

Zale Corporation	Employer	Lending of funds to employer at effective rate of 21%	85,697	103,291	17,594

This supplemental schedule lists nonexempt transactions as of July 31, 2001, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Zale Corporation (Registrant)

/s/ MARK R. LENZ
Date January 25, 2002	Mark R. Lenz Senior Vice-President, Controller (principal accounting officer of the registrant)

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

23	Consent of Arthur Andersen
99	Amendment No. 1 to the Zale Corporation Savings & Investment Plan
(As Revised and Restated Effective August 1, 1998)